Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Announces Preliminary Results of Substantial Issuer Bid

TORONTO, CANADA – (March 22, 2005) – DataMirror® today announced that, based on initial reports as to the response to the Company’s substantial issuer bid, it will purchase for cancellation a total of 2,000,000 common shares (subject to increase to avoid the creation of odd-lots as a result of proration) pursuant to its offer to purchase dated February 11, 2005; at a purchase price of $10.00 per common share. The offer for the common shares expired at 5:00 p.m. (Toronto time) on March 21, 2005.

The number of common shares deposited at or below the purchase price as at the expiration date of the offer for common shares was 3,113,239. As a result, shareholders who deposited common shares at or below the purchase price of $10.00 will have approximately 64% of their common shares bought back at the purchase price, subject to adjustments for odd lots and to avoid the creation of fractional common shares and to avoid the creation of odd lots as a result of proration.

The Company and CIBC Mellon Trust Company, expect that the final purchase price, proration factor and exact number of common shares to be taken up and paid for under the offer will be determined on or before March 28, 2005. Payment for common shares tendered and accepted for purchase will be made by March 29, 2005. Return of common shares not purchased because of proration or because they were invalidly deposited, will be made as promptly as possible.

The common shares to be repurchased comprise approximately 19% of the outstanding common shares of the Company before giving effect to the repurchase. After giving effect to the repurchase, there will remain outstanding approximately 8,556,000 common shares.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. All rights reserved. DataMirror is a registered trademark of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.